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                            July 24, 2020

       David Lazar
       Chief Executive Officer
       PhoneBrasil International, Inc.
       1185 Avenue of the Americas
       3rd Floor
       New York, NY 10036

                                                        Re: PhoneBrasil
International, Inc.
                                                            Amendment No. 1 to
Form 10-12G
                                                            Filed July 9, 2020
                                                            File No. 000-56176

       Dear Mr. Lazar:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Form 10-12G

       Item 3. Security Ownership of Certain Beneficial Owners and Managment, page 19

   1. We note your response to comment 1. To the extent Mr. Lazar exercises control over his securities through
Custodian Ventures, LLC, please disclose. Additionally, please clarify the reference to
footnote 2.
       Item 5. Directors, Executive Officers, Promoters and Control Persons, page 20

   2. We note your response to comment 2 and reissue our comment. Please ensure that all business experience for
David Lazar is disclosed, as required by Item 401(e) of
                                                        Regulation S-K. We
note, for example only, Mr. Lazar's association with Finotec Group,
                                                        Inc. and Superbox, Inc.
Please disclose your promoter's prior performance history with such companies,
including:
 David Lazar
PhoneBrasil International, Inc.
July 24, 2020
Page 2

             The company's name;
             Your promoter's relationship with the company;
             Whether the company has engaged in a business combination;
             Whether the company registered any offerings under the Securities Act; and
             Whether any transaction resulted in termination of your promoter's association with any blank check or shell company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid Lazar
                                                           Division of
Corporation Finance
Comapany NamePhoneBrasil International, Inc.
                                                           Office of Real
Estate & Construction
July 24, 2020 Page 2
cc:       Matthew McMurdo, Esq.
FirstName LastName